U.S. Securities and Exchange Commission
                              Washington, DC 20549

                           ---------------------------

                                  Schedule 13G

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                    Under the Securities Exchange Act of 1934



                        TRUSTED INFORMATION SYSTEMS, INC.
                                (name of issuer)


                                  Common Stock
                         (title of class of securities)


                                   897908-10-9
                                 (CUSIP number)






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                                       13G

CUSIP NO.  897908-10-9

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1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Martha A. Branstad

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2        CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP
                                                            (a)    |_|
                                                            (b)    |_|

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3         SEC USE ONLY


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4        CITIZENSHIP OR PLACE IF ORGANIZATION
         United States


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      NUMBER OF         5        SOLE VOTING POWER
                                 1,433,409
        SHARES


                        --------------------------------------------------------
     BENEFICIALLY
                         6       SHARED VOTING POWER
                                 0
       OWNED BY

                        --------------------------------------------------------

         EACH           7        SOLE DISPOSITIVE POWER
                                 1,433,409
      REPORTING

                        --------------------------------------------------------

        PERSON          8        SHARED DISPOSTIVE POWER
                                 0
         WITH

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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,433,409

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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         |_|

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         10.4%

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12       TYPE OF REPORTING PERSON*
         IN

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Item 1. (a)    Name of Issuer
                             Trusted Information Systems, Inc.

        (b)    Address of Issuer's Principal Executive Offices
                             3060 Washington Road
                             Glewood, MD  21738

Item 2. (a)    Name of Person Filing
                             Martha A. Branstad

        (b) Address of Principal Business Office or, if none, Residence
                             3060 Washington Road
                             Glenwood, MD  21738

        (c)    Citizenship
                             United States

        (d)    Title of Class of Securities
                             Common Stock

        (e)    CUSIP Number
                             897908-10-9

Item 3. The Reporting Person is not filing this information statement pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4. Ownership

     (a) As of December 31, 1997, the Reporting Person beneficially owns an aggregate of 1,433,409 shares of Common Stock of Trusted Information Systems, Inc.. The 1,433,409 shares includes (i)460,094 shares held in a trust over which the Reporting Person is a trustee; (ii) 460,094 shares held in a trust over which the Reporting Person's husband is a trustee and over which the Reporting Person exercises voting and investment power; (iii) 20,241 shares held by members of the Reporting Person's family over which the Reporting Person exercises voting and investment power; and (iv) options exercisable within 60 days for the acquisition of 393 shares.

     (b) The 1,433,409 shares of Common Stock beneficially owned by the Reporting Person constitute 10.4% of the total number of shares outstanding as of the end of the fiscal year of 1997.

    (c)  Number of shares as to which such person has:
            (i) sole power to vote or to direct the vote:  1,433,409 shares
            (ii) shared power to vote or to direct the vote:  0  shares
            (iii) sole power to dispose or to direct the disposition of: 1,433,409 shares
            (iv) shared power to dispose or to direct the disposition of:
                   0 shares


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Item 5.        Ownership of Five Percent or Less of a Class

               N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

               N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

               N/A

Item 8.        Identification and Classification of Members of the Group

               N/A

Item 9.        Notice of Dissolution of Group

               N/A

Item 10.       Certification

               N/A

                                    Signature

        After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 1998



                                    By:    /s/ Martha A. Branstad
                                          ----------------------------------
                                              Martha A. Branstad



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